Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 14, 2002

eSAFETYWORLD, INC.

(Exact name of registrant as specified in its charter)

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        Nevada                      0-29511              11-3496415
(State or other jurisdiction   (Commission File No.)    (IRS Employer
 of incorporation)                                     Identification No.)

        80 Orville Drive
        Bohemia, New York                                  11716
(Address of principal executive offices)                (Postal Code)
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Registrant's telephone number, including area code:(631) 244-1454

Item 4. Changes in Registrant's Certifying Accountant

(a) Previous independent accountants

(i) On February 14, 2002, Eichler, Bergsman & Co., LLP advised eSAFETYWORLD, Inc. ("Registrant") that it was resigning as Registrant's auditors for business reasons and that there were no disagreements regarding accounting principles.

(ii) The report of Eichler Bergsman & Co., LLP on the Registrant's fiscal 2001 and 2000 financial statements contained no adverse opinion, disclaimer of opinion or modification of the opinion.

(iii) The Registrant requested that Eichler, Bergsman & Co., LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter will be filed in an amendment to this Form 8-K as Exhibit 16.2.

(b) New independent accountants

The Registrant engaged Feldman Sherb & Co. as its new independent accountants as of February 14, 2002. During the two most recent fiscal years and through February 14, 2002, the Registrant has not consulted with Feldman Sherb & Co. regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's consolidated financial statements, and no written report or oral advice was provided to the Registrant that Feldman Sherb & Co. concluded was an important factor considered by the Registrant in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K.

During the two most recent fiscal years and through February 14, 2002, the Registrant has not consulted with Feldman, Sherb & Co., LLP regarding any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instruction to Item 304 of the Regulation S-K or a reportable event, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K.

Item 7. Financial Statement and Exhibits

(c) Exhibits:

16.1 Letter from Eichler Bergsman & Co., LLP dated February 14, 2002.
16.2 Letter from Eichler Bergsman & Co., LLP (to be filed by amendment)


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this first amendment to the report to be signed on its behalf by the undersigned hereunto duly authorized.


eSAFETYWORLD, INC.


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     /s/ R. Bret Jenkins
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     Name: R. Bret Jenkins
     Title:   Chief Financial Officer
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Date: February 14, 2002